SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA

310-966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.:  |X|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,532,509
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,532,509
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] |X|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%[2]

_________________________

 1 The amount in row (11) excludes shares of common stock (“Common Stock”) of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) beneficially owned by persons nominated to the Issuer Board of Directors, excluding Bryant Riley, by the Reporting Persons. Such nominees beneficially hold an aggregate of 4,600 shares of Common Stock, or less than 0.01 % of the outstanding Common Stock. (See footnote 2.) The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock held by the other nominees to the Board of Directors pursuant to Rule 13d-4.

 2 Based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13D	Page 3

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45812P107	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,532,509[3]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 407,552[4]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,532,509[3]
PERSON WITH	10	SHARED DISPOSITIVE POWER 407,552[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [1,4] |X|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%[2]
14	TYPE OF REPORTING PERSON* IA

_________________________

 3 Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

 4 Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC. However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

CUSIP No. 45812P107	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 201,115
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 201,115
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] |X|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%[2]
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 45812P107	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 125,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 125,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] |X|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%[2]
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 45812P107	13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,858,624[5]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,870,001[6]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,858,624[5]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,870,001[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,523,625

_________________________

 5 Includes 2,532,509 shares of Common Stock owned by SACC Partners LP. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,532,509 shares owned of record by SACC Partners LP. Also, includes 201,115 shares of Common Stock owned by B. Riley & Co., Inc. Because Mr. Riley, in his role as Chairman and sole equity owner of B. Riley & Co., Inc. controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 201,115 shares owned of record by B. Riley & Co., Inc. Also, includes 125,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares owned of record by B. Riley & Co. Retirement Trust.

 6 Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares. Mr. Riley also holds 1,665,001 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account. Mr. Riley may be deemed to have beneficial ownership of the 1,665,001 shares owned of record in the joint account.

CUSIP No. 45812P107	13D	Page 8

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [1,4] [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%[2]
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 45812P107	13D	Page 9

Item 1.	Security and Issuer

Common Stock of Integrated Silicon Solution, Inc. (“Common Stock”)
2231 Lawson Lane
Santa Clara, CA 95054

Item 2.	Identity and Background
(a)	SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co., Inc. (Delaware corporation)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b)	(i)

11100 Santa Monica Blvd.

Suite 810
Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800
Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP (“SACC”). Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc., (“BRC”) an NASD member broker-dealer. Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust (“BRCRT”). Mr. Riley, RIM and SACC are located at the address specified in (b)(i) above. BRC and BRCRT are located at the address specified in (b)(ii) above.

(d)	N/A

(e)	N/A

(f)	United States

Item 3.	Source or Amount of Funds or Other Consideration

SACC’s purchases were made with SACC partnership funds. BRC’s purchases were made with BRC corporate funds. BRCRT’s purchases were made with funds deposited into the Trust. Purchases made in the Riley joint account were made with personal funds deposited into the account.

Item 4.	Purpose of the Transaction

The Reporting Persons collectively are the beneficial owners of 4,523,625 shares of Common Stock.  The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

CUSIP No. 45812P107	13D	Page 10

The Reporting Persons originally filed a Schedule 13G as passive investors. Since filing Schedule 13G, the Reporting Persons have become concerned that the Issuer has not taken steps to return funds to stockholders through a share purchase or dividend, about uneven operating performance, and about option grants and other compensation issues. The Reporting Persons believe that there are capable operating managers who need a new, independent sense of direction.

On August 15, 2006, Mr. Riley, SACC, BRC and BRCRT sent a letter to the Issuer calling for a special meeting of the Issuer’s stockholders to remove five directors, to elect three directors nominated by the Reporting Persons, to amend the Issuer’s bylaws to fix the number of directors at five, and to repeal any provisions or amendments to the Issuer’s bylaws adopted after the version of the bylaws filed with the Securities and Exchange Commission on May 15, 2001. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A. The taking of the actions proposed by the Reporting Persons at the special meeting of Issuer’s stockholders described above would result in a change in the Issuer’s present board of directors and management.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

However, the Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

SACC owns 2,532,509 shares of Common Stock. Because RIM has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of SACC, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 2,532,509 shares owned of record by SACC, which represent approximately 6.75% of the outstanding Common Stock.

Two of RIM’s clients collectively own 407,552 shares of Common Stock. Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 407,552 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 1.09% of the outstanding Common Stock.

CUSIP No. 45812P107	13D	Page 11

BRC owns 201,115 shares of Common Stock. Because Mr. Riley, in his role as Chairman and sole equity owner, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 201,115 shares owned of record by BRC, which represent approximately 0.54% of the outstanding Common Stock.

BRCRT owns 125,000 shares of Common Stock. Because Mr. Riley, in his role as Trustee, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares owned of record by BRCRT, which represent approximately 0.33% of the outstanding Common Stock.

Mr. Riley and his spouse own 1,665,001 shares of Common Stock in joint account. Mr. Riley shares voting and investment decisions with his spouse, as well as shares beneficial ownership of the 1,665,001 shares owned of record by Mr. Riley and his spouse, which represent approximately 4.44% of Common Stock.

Mr. Riley, SACC, BRC, and BRCRT have sent a letter nominating Mr. Riley, Robert D’Agostino, and Melvin L. Keating to the Issuer Board of Directors. (See Item 4.) As of the date hereof, Mr. Keating beneficially holds 4,600 shares of Common Stock, which represent less than 0.01% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of shares of the Common Stock held by Messrs. Keating and D’Agostino.

All ownership percentages are based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in the Issuer’s Quarterly Report of Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

(b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC, BRC and BRCRT. Mr. Riley shares the power to vote and dispose or direct the disposition of all shares held in the joint account with his spouse.

(c)	Transactions effected in Common Stock that have taken place in the past sixty days are attached as Exhibit B.

(d)	As the beneficial owner of 407,552 shares of the Issuer’s Common Stock, RIM’s clients referenced to above are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Two of RIM’s clients collectively own 407,552 shares of Common Stock. The agreement between these clients and RIM states that RIM acts as a discretionary investment advisor and directs the client’s investment in the Issuer. Mr. Riley and RIM disclaim beneficial ownership in these 407,552 shares. Messrs. Keating and D’Agostino have agreed to be nominated and to serve on the Issuer’s board of directors if elected.

Item 7.	Material to be filed as Exhibits

Exhibit A	Letter sent to the Issuer requesting a special meeting of stockholders

CUSIP No. 45812P107	13D	Page 12

Exhibit B	Transactions in the past sixty days with respect to the Issuer’s Common Stock

Exhibit C	Press release issued August 15, 2006

CUSIP No. 45812P107	13D	Page 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

RILEY INVESTMENT MANAGEMENT LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA 90025

August 15, 2006

SENT VIA COURIER, FACSIMILE AND REGISTERED MAIL

Integrated Silicon Solution, Inc.

2231 Lawson Lane

Santa Clara, CA 95054

Attention: J. S. M. Lee, Chairman of the Board

cc: Corporate Secretary

Dear Mr. Lee:

In accordance with Section 2.3 of the Bylaws of Integrated Silicon Solution, Inc. (the “Company”), the undersigned stockholders of the Company hereby request that a special meeting of the stockholders of the Company be held at 10:00 a.m., Pacific time on October 10, 2006, to transact the following business:

1.            To remove, pursuant to Section 141(k) of the Delaware General Corporation Law and Section 3.4 of the Company’s by-laws, the following directors of the Company from office:

Gary L. Fischer

Ping K. Ko

Lip-Bu Tan

Hide L. Tanigami

Bruce A. Wooley

and any other persons named or elected as directors after August 1 and prior to the date of the meeting requested by this letter.

2.            To fill the vacancies on the Board of Directors created by the removal of directors by electing the following persons as directors of the Company, to serve until the next annual meeting of the stockholders and until their successors have been elected and qualified:

Bryant R. Riley

Robert D’Agostino

Melvin L. Keating

3.            Section 3.2 of the bylaws of the Company shall be amended and restated to read as follows:

Integrated Silicon Solution, Inc.

Number and Term of Office. The authorized number of directors shall not be less that five (5) nor more than nine (9). The exact number of directors shall be five (5) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the Certificate of Incorporation or by an amendment to this bylaw adopted by vote or written consent of the holders of a majority of the outstanding shares entitled to vote or adopted by resolution of a majority of the board of directors.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

4.            To repeal each provision of or amendment to the Company’s Bylaws (other than the amendments effected pursuant to Proposal 3) adopted after the version of the bylaws included as Exhibit 3.3 to the Company’s quarterly report on Form 10-Q dated March 31, 2001, as filed with the Securities and Exchange Commission on May 15, 2001.

Section 2.3 of the Bylaws provides that a special meeting of the stockholders may be called at any time by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that meeting. Your attention is directed to Schedule 13G filed by the undersigned stockholders with the Securities and Exchange Commission on July 25, 2006, which shows a greater than 10% ownership, and to our filings on Form 4. Attached hereto are redacted copies of statements from the brokers of the undersigned stockholders showing their ownership in the aggregate of 4,523,625shares of common stock of the Company. Such ownership comprises approximately 12.07% of the 37,491,556 outstanding shares of common stock of the Company as shown on the Company’s most recent form 10-Q.

Exhibit A to this letter includes additional information about each person we intend to nominate, consisting of the information which would be required under Schedule 14A. We have no reason to believe that any of these nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the nominees. In addition, if any additional directorships are to be voted upon at the meeting, we reserve the right to nominate additional persons to fill the added positions.

Riley Investment Management, LLC

Integrated Silicon Solution, Inc.

By: __________________________

Bryant R. Riley, Managing Partner

SACC Partners, LP

By: Riley Investment Management, LLC, its General Partner

By: __________________________

Bryant R. Riley, Managing Partner

________________________________

Bryant R. Riley

B. Riley & Co. Retirement Trust

By: _____________________________

Bryant R. Riley, Trustee

B. Riley & Co., Inc.

By: _____________________________

Bryant R. Riley, President

EXHIBIT A

NOMINEES FOR DIRECTOR

Bryant R. Riley, age 39, is founder and Managing Member of Riley Investment Management LLC and is founder and Chairman of B. Riley & Co., Inc., a Southern California-based brokerage firm providing research and trading ideas primarily to institutional investors. Founded in 1997, B. Riley & Co., Inc. also has offices in San Francisco, Newport Beach and New York. Mr. Riley is also the founder and Chairman of Riley Investment Management LLC, an investment adviser which provides investment management services. Mr. Riley serves on the board of directors of Aldila, Inc., Celeritek, Inc., Carreker Corporation, Alliance Semiconductor Corporation and Mossimo, Inc., each a Nasdaq quoted company.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader. From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm. From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm. Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

Robert D’Agostino, age 39, has served as President of Q-mation since 1999. Q-mation is a leading supplier of software solutions targeted at increasing operational efficiencies and asset performance in large manufacturing companies. After joining Q-mation in 1990, Mr. D’Agostino held various sales, marketing, and operation management positions prior to his appointment as President in January 1999. Q-mation operates out of offices in Philadelphia, Boston and Cleveland, focusing primarily on software for the food, pharmaceutical, and consumer products industries. He also serves on the board of directors of Alliance Semiconductor Corporation, a Nasdaq quoted company. Mr. D’Agostino graduated from Lehigh University with a B.S. in Chemical Engineering.

Melvin L. Keating, age 59, has served as President and CEO of Alliance Semiconductor Corporation since March, 2006. Prior to that, he served as Interim President and Chief Executive Officer of Alliance Semiconductor Corporation from December,  2005 to March, 2006, and served as its Interim Chief Financial Officer from December 1, 2005 until January 13, 2006. Prior to that, Mr. Keating served as a special consultant to Alliance beginning in October 2005, reporting directly to its board of directors. Before joining Alliance, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc. (NASDAQ: QVDX) from April 2004 to September 2005. From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm, where he sourced deals and performed due diligence. From 1995 to 1997, Mr. Keating served as President and CEO of Sunbelt Management, a $1 billion private company that owns and manages commercial and retail properties and is the largest landlord of Target Stores. From 1986 to 1995, Mr. Keating served as Senior Vice President — Finance and Administration of Olympia & York Companies and its successors, a $20 billion private company that developed New York’s World Financial Center and London’s Canary Wharf. From 2001 to 2004, Mr. Keating served on the Board of Price Legacy Corporation, a REIT he helped create while at Warburg Pincus. Mr. Keating also serves on the boards of directors of Tower

Semiconductor Ltd., (NASDAQ), Plymouth Rubber Company and Kitty Hawk, Inc. (AMEX). Mr. Keating holds two Masters degrees from the University of Pennsylvania, Wharton School.

The number of shares of the Company’s common stock beneficially owned by each of the above nominees as of the date of this letter are set forth below on this Exhibit A.

None of the above nominees is employed by the Company. All of the above nominees are citizens of the United States.

None of the above nominees, within the past ten years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws, or (iv) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401(f) of Regulations S-K.

None of the above nominees, except as shown below, or, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this letter or the exhibits hereto, none of the nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company’s last fiscal year.

None of the above nominees, since the beginning of the Company’s last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the above nominees are, or during the Company’s last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform services for the Company.

None of the corporations or organizations in which the above nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC’s proxy rules.

SHARE OWNERSHIP OF COMPANY COMMON STOCK BENEFICIALLY OWNED

Bryant R. Riley*	4,523,625
Robert D’Agostino	0
Melvin L. Keating	4600

*

Includes shares beneficially owned by SACC Partners LP and by Riley Investment Management LLC, B. Riley & Co., Inc. and the B. Riley & Co. Retirement Trust (See Schedule 13G filed July 21, 2006, for details)

Transactions in ISSI Stock during past two years: See attached

Business Address of Participants

Bryant R. Riley B. Riley & Co., Inc. 11100 Santa Monica Blvd., Ste. 800 Los Angeles, CA 90025	Robert D’Agostino 425 Caredean Drive Horsham, Pennsylvania 19044
Melvin L. Keating Alliance Semiconductor Corporation 2900 Lakeside Drive Santa Clara, CA 95054-2831

Home addresses have been provided separately.

Transactions

Messrs. Riley, Keating and D’Agostino are directors or offers of Alliance Semiconductor Corporation, which sold certain assets to ISSI in 2006. Each of them disclaims any material interest in such sale and asserts that such sale was not material to Alliance or ISSI. Mr. Riley and SACC Partners are current in their filings with respect to ISSI under Section 16(a) of the Securities Act of 1934. The other nominees are not currently subject to such reporting requirements.

EXHIBIT B

	Transaction Code	Quantity	Trade Date	Price
SACC	Buy	25,186	6/12/2006	$5.1197
	Buy	70,000	6/14/2006	$5.0156
	Buy	9,170	7/28/2006	$5.2200
	Buy	10,000	7/31/2006	$5.2400
	Buy	191,719	8/10/2006	$4.6243

BRC	Buy	100	6/13/2006	$5.0086
	Sell	(1)	6/15/2006	$6.7100
	Buy	2	6/22/2006	$5.4350
	Sell	(43)	6/26/2006	$5.2235
	Buy	50,362	7/14/2006	$5.2992
	Buy	13,300	7/14/2006	$5.3000
	Buy	20,800	7/17/2006	$5.3613
	Buy	9,407	7/18/2006	$5.3864
	Buy	1,115	7/24/2006	$5.2060

BRCRT	Buy	25,000	6/16/2006	$5.2184

JOINT	Buy	100,000	6/13/2006	$5.0921
	Buy	15,982	6/14/2006	$5.0100
	Buy	33,424	6/15/2006	$5.2100
	Buy	53,347	6/16/2006	$5.2072
	Buy	71,974	6/19/2006	$5.1408
	Buy	112,331	6/20/2006	$5.1025
	Buy	7,713	6/21/2006	$5.1814
	Buy	43,364	6/22/2006	$5.1555
	Buy	59,988	6/23/2006	$5.1455
	Buy	50,000	6/26/2006	$5.1575
	Buy	63,857	6/27/2006	$5.1336
	Buy	63,857	6/28/2006	$5.0761
	Buy	25,000	6/29/2006	$5.0054
	Buy	34,901	7/18/2006	$5.2472
	Buy	79,754	7/21/2006	$5.2077
	Buy	135,345	7/24/2006	$5.2415

EXHIBIT C

NEWS RELEASE

For More Information:

Bryant Riley

Managing Member

Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

br@rileyim.com

310-966-1445

FOR IMMEDIATE RELEASE:

-----------------------------------------------

INDEPENDENT SHAREHOLDER CALLS FOR NEW BOARD OF DIRECTORS OF INTEGRATED SILICON SOLUTION, INC.

Los Angeles, Calif. – August 15, 2006 – SACC Partners LP, along with Bryant Riley, B. Riley & Co., Inc. and its affiliates, called for a special stockholder meeting to elect three new directors to the board of directors of Integrated Silicon Solution, Inc. and to reduce the size of the board to five. The three nominees to the board are: Robert D’Agostino, President of Q-Mation, Melvin L. Keating, President and CEO of Alliance Semiconductor, and Mr. Bryant Riley, Managing Member of Riley Investment Management LLC and Chairman of B. Riley & Co. The two executive officers of Integrated Silicon Solution would remain on the board.

Bryant Riley, Managing Member of Riley Investment Management LLC said: “We are taking this action because we are concerned about the Board’s failure to return value to stockholders through a stock purchase or a dividend, the inconsistency in operating results, and our dissatisfaction with option and other compensation issues. We believe the company has competent operating managers who need a new sense of direction. We plan to file our proxy statement shortly. It is our hope that ISSI’s board responds to stockholder concerns.”

INVESTOR NOTICES

Riley Investment Management LLC ("RIM") will file a proxy statement regarding the election of directors of Integrated Silicon Solution, Inc. (the "Company") at the Company's special meeting of stockholders, which has been requested by RIM and certain of its affiliates. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND NOMINEES FOR THE ELECTION OF DIRECTORS. A proxy statement will be sent to stockholders of the Company seeking their approval to remove existing directors, amend the bylaws, and elect a slate of directors nominated by RIM and its affiliates. Investors and stockholders may obtain a free copy of the definitive proxy statement (when available) and other related materials filed by RIM with the SEC at the SEC's website at www.sec.gov.

The following may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company's stockholders in connection with the upcoming election of the Company's Board of Directors: RIM; the officers and management of RIM; the individuals nominated by RIM affiliates for director, namely Bryant R. Riley, Melvin L. Keating and Bob D'Agostino; and the following affiliates of Mr. Riley and RIM, which also beneficially own shares of the Company: SACC Partners LP, B Riley & Co., Inc and B. Riley & Co. Retirement Trust. Information regarding the participants and the interests of RIM, Mr. Riley and its affiliates which also own shares of the Company may be found in filings by Mr. Riley and RIM with the SEC on Schedule 13D, as amended, which includes a copy of the letter requesting a special stockholder meeting and provides detailed information about the participants.